Shift Caffeine LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
US Bank (4538)	26,884.77
Total Bank Accounts	**$ 26,884.77**
Accounts Receivable	
Accounts Receivable (A/R)	648.00
Total Accounts Receivable	**$ 648.00**
Total Current Assets	**$ 27,532.77**
Fixed Assets	
Mercedes LT Vehicle	31,743.44
Total Fixed Assets	**$ 31,743.44**
TOTAL ASSETS	**$ 59,276.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	0.00
Other Current Liabilities	
Vehicle Loan	29,969.60
Total Other Current Liabilities	**$ 29,969.60**
Total Current Liabilities	**$ 29,969.60**
Total Liabilities	**$ 29,969.60**
Equity	
Owner's Capital	14,816.24
Retained Earnings	-9,982.46
Net Income	24,472.83
Total Equity	**$ 29,306.61**
TOTAL LIABILITIES AND EQUITY	**$ 59,276.21**

Wednesday, Mar 10, 2021 03:40:39 PM GMT-8 - Accrual Basis